UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number 0-3683

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Trustmark 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Trustmark Corporation

248 E. Capitol Street

Jackson, Mississippi 39201

TRUSTMARK 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(Report of Independent Registered Public Accounting Firm Thereon)

TRUSTMARK 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006	9

Signatures	10

Exhibit 23 - Consent of Independent Registered Accounting Firm	11

All other schedules are omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Trustmark 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Trustmark 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ KPMG LLP

Jackson, Mississippi
June 18, 2007

TRUSTMARK 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Investments, at fair value:
Money market accounts	$19,628,174	$18,510,592
Fixed income mutual funds	5,169,842	5,646,051
Common stock of Trustmark Corporation	47,138,446	47,344,435
Equity mutual funds	78,094,495	61,573,347
Total investments	150,030,957	133,074,425
Receivables:
Employer contributions	224,638	204,431
Participant contributions	242,567	211,604
Rollover contributions	—	41,603
Total receivables	467,205	457,638
Net assets available for benefits	$150,498,162	$133,532,063

See accompanying notes to financial statements.

TRUSTMARK 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Contributions:
Employer	$3,769,358	$3,484,912
Participant	6,881,933	6,386,364
Rollover	405,404	437,301
Total contributions	11,056,695	10,308,577
Net investment income:
Net appreciation (depreciation) in fair value of investments	7,703,962	(2,902,306)
Interest and dividends	10,173,119	4,102,343
Net investment income	17,877,081	1,200,037
Benefits paid to participants	(11,668,218)	(7,765,634)
Net assets received from merged plans	—	5,890,821
Administrative fees	(299,459)	(264,566)
Net increase in net assets available for benefits	16,966,099	9,369,235
Net assets available for benefits:
Beginning of year	133,532,063	124,162,828
End of year	$150,498,162	$133,532,063

See accompanying notes to financial statements.

TRUSTMARK 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(1)	Plan Description

The following description of the Trustmark 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established for the associates of Trustmark Corporation (the Corporation) and certain other associated companies. The plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

(b)	Eligibility

The Plan provides eligibility for participation in elective deferrals by employees on the first day of the month after thirty days of employment and in employer matching contributions on the first day of the month following 1,000 hours and one year of service.

(c)	Plan Administration

Nationwide Life Insurance Company and Nationwide Trust Company serve as custodian of the Plan’s assets. The plan administrator and sponsor is Trustmark Corporation, parent company of Trustmark National Bank. The plan’s trustee functions are handled by Trustmark National Bank.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Corporation’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Participant Contributions

The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code (IRC). If certain requirements of IRC Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed.

Participants may elect to contribute up to 25% of eligible compensation each period, subject to regulatory limitations. Any excess contributions must be returned to the applicable participant by April 15 of the calendar year following the year of excess contributions. The Plan allows for rollover contributions from individual retirement accounts, IRC Section 457(b) plans or other qualified plans.

(Continued)

TRUSTMARK 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005

Provisions of the Plan allow participants who were age 50 years or older by the end of the calendar year to make catch-up contributions to the Plan. Catch-up contributions represent associate compensation deferrals in excess of certain plan limits and statutory limits, including Internal Revenue Service (IRS) annual deferral limits. The IRS annual deferral limits and annual catch-up contribution limits are indicated in the following schedule:
		Catch-up
Calendar year	Deferral limit	contribution limit
2005	$14,000	$4,000
2006	15,000	5,000
2007	15,500	5,000
Thereafter	Indexed in $500	Indexed in $500
	increments	increments

(f)	Employer Contributions

Eligible participant contributions are matched by the employer at a rate of 100% of the first 3% and 50% of the next 3% of covered compensation. The employer may also make discretionary contributions.

(g)	Investment Options

Participants may direct the investment of their account balance among several investment options.

(h)	Vesting

Participants are immediately vested in their voluntary contributions, employer contributions made on their behalf, and the investment earnings and losses thereon.

(i)	Payment of Benefits

On retirement, death, disability or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her account balance or in installments. In addition, hardship distributions are permitted if certain criteria are met.

(j)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested benefit.

(Continued)

TRUSTMARK 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(2)	Significant Accounting Policies

(a)	Basis of Presentation

The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Valuation of Investments and Income Recognition

Investments are stated at fair value. The fair value of mutual funds and other securities traded on a national securities exchange are valued at the closing quoted market price on the last business day of the year. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d)	Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments, as recorded in the accompanying statement of changes in net assets available for benefits, includes changes in the fair value of investments acquired, sold or held during the year.

(e)	Administrative Fees

Administrative fees are paid by the Plan. All other fees, including professional fees, are paid by the Corporation.

(f)	Risks and Uncertainties

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.
(Continued)

TRUSTMARK 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(3)	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005, are as follows:

	December 31,
	2006	2005
Investments at fair value as determined by quoted market price:
Common stock of Trustmark Corporation	$47,138,446	$47,344,435
Performance Funds Trust Mutual Funds:
Large-Cap Equity Fund	9,188,892	9,934,188
Mid-Cap Equity Fund	10,046,878	11,503,796
Van Kampen Equity and Income Fund	8,471,983	—

Investments at cost, which approximates fair value:
Federated Capital Preservation Fund	14,506,568	15,817,992

During 2006 and 2005, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2006	2005
Investments at fair value as determined by quoted market price:
Common stock of Trustmark Corporation	$7,238,190	$(7,770,850)
Mutual funds	465,772	4,868,544
Net appreciation (depreciation) in fair value of investments	$7,703,962	$(2,902,306)

(Continued)

TRUSTMARK 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005

The Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant’s account or be paid to the participant in cash.

(4)	Tax Status

The IRS has determined and informed the Corporation by a letter dated November 19, 2001, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Related Parties

Trustmark National Bank serves as the investment advisor for the Performance Funds Trust Mutual Funds. For the years ended December 31, 2006 and 2005, dividends of $1,297,155 and $1,448,315 were received by the Plan from the Corporation.

(6)	Contingencies

The Corporation and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to various business activities, and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever management believes that such losses are probable and can be reasonably estimated. At the present time, management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on the Corporation or the Plan’s financial statements.

(7)	Mergers With Other Plans

On March 1, 2005, assets totaling $5,403,429 from the Dan Bottrell Agency, Inc. Profit Sharing 401(k) Plan and Trust, the sponsor of which is a subsidiary of Trustmark National Bank, were merged into the Plan.

On December 19, 2005, assets totaling $134,748 and $352,644 from the Barret Bancorp 401(k) Plan and Somerville Bank & Trust Company 401(k) Plan, respectively, were merged into the Plan. The sponsors of these plans are subsidiaries of Trustmark Corporation.

(8)	Subsequent Events

Effective January 1, 2007, the Corporation increased its employer matching contributions to 100% of the first 6% of covered compensation. Effective February 1, 2007, the Corporation named Federated Retirement Plan Services as custodian of the Plan’s assets.

TRUSTMARK 401(k) PLAN
Plan Sponsor: Trustmark Corporation
Plan Sponsor: EIN 64-0471500
Plan Number: 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

			Shares/Units		Current
Identity of issuer		Description	Held		value
	Money market account:
	Federated	Capital Preservation Fund	11,886,965	u	$14,506,568
	Gartmore	Money Market Institutional Fund	4,003,744	u	4,344,141
	Prime Management	Obligations Capital Fund	776,863	s	776,863
	Gartmore	Money Market Security Fund	490	u	602
	Fixed income mutual funds:
*	Performance Funds Trust	Short Term Government Income Fund	182,854	s	1,777,336
*	Performance Funds Trust	Intermediate Term Government Income Fund	163,269	s	1,645,752
	PIMCO	Total Return Fund	124,126	s	1,288,423
	Dreyfus	GNMA Fund	32,074	s	458,331
	Common stock fund:
*	Trustmark Corporation	Common Stock Fund	1,441,102	s	47,138,446
	Equity mutual funds:
*	Performance Funds Trust	Mid Cap Equity Fund	828,950	s	10,046,878
*	Performance Funds Trust	Large Cap Equity Fund	816,790	s	9,188,892
*	Performance Funds Trust	Leaders Equity Fund	187,435	s	1,698,159
	AIM	Dynamics Fund	5,060	s	107,375
	Dreyfus	Mid-Cap Value Fund	137,264	s	4,403,412
	Franklin	Balance Sheet Investment Fund	83,855	s	5,593,961
	Franklin	Mutual Discovery Fund	245,247	s	7,394,203
	Gartmore	Investor Destinations Aggressive Services Fund	197,676	s	2,166,530
	Gartmore	Investor Destinations Conservative Services Fund	34,869	s	359,499
	Gartmore	Investor Destinations Moderate Services Fund	97,087	s	1,065,047
	Gartmore	Investor Destinations Moderately Aggressive Services Fund	235,011	s	2,606,267
	Gartmore	Investor Destinations Moderately Conservative Services Fund	39,552	s	417,664
	Goldman Sachs	CORE Small Cap Equity Fund	316,387	s	4,536,982
	Goldman Sachs	Growth Opportunity Fund	13,378	s	290,697
	JP Morgan	Mid-Cap Value A Fund	105,511	s	2,717,963
	Neuberger	High Income Bond Fund	39,851	s	366,626
	Neuberger	Neuberger Berman Genesis Trust	115,035	s	5,490,641
	Oppenheimer	Global Fund	54,622	s	4,015,239
	Van Kampen	Equity & Income Fund	928,946	s	8,471,983
	Van Kampen	Strategic Growth Fund	20,070	s	857,610
	T. Rowe Price	Preferred Growth Stock Fund	66,417	s	2,072,870
	Templeton	Foreign Fund	309,824	s	4,225,997
					$150,030,957

*	Denotes party-in-interest based on the following relationship:
	Trustmark National Bank serves as investment advisor for Performance Funds Trust; Trustmark Corporation
	is the parent company of Trustmark National Bank.

See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

Trustmark 401(k) Plan
Trustmark Corporation, Plan Administrator

/s/ Louis E. Greer
__________________________________________

Louis E. Greer
Treasurer and Principal Financial Officer

June 21, 2007